VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director Tara Keating Brooks, Staff Attorney

Re:	Odyssey Group International, Inc. Form S-1 Registration Statement (Registration No. 333-200785)

Acceleration Request

Requested Date:	July 30, 2015

Requested Time:	4:01 PM Eastern Time

Ladies and Gentlemen:

Odyssey Group International, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Christopher A. Wilson, an attorney with the Registrant’s outside legal counsel, Wilson & Oskam, LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Wilson at (949) 922-8268.

Sincerely,

ODYSSEY GROUP INTERNATIONAL, INC.

By: /s/ James Short

James Short

Chief Financial Officer